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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  Statement on
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             MICRODYNE CORPORATION
                           (Name of Subject Company)

                          L-M ACQUISITION CORPORATION
                         L-3 COMMUNICATIONS CORPORATION
                       L-3 COMMUNICATIONS HOLDINGS, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                   595067109
                     (CUSIP Number of Class of Securities)

                          CHRISTOPHER C. CAMBRIA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         L-3 COMMUNICATIONS CORPORATION
                               60 0 THIRD AVENUE
                              N EW YORK, NY 10016
                           TELEPHONE: (212) 697-1111
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on December 9, 1998 (as amended, the "Schedule 14D-1") relating to the offer by L-M Acquisition Corporation, a Maryland corporation ("Purchaser") and a wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.10 per share ("Shares"), of Microdyne Corporation, a Maryland corporation ("Company"), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         The information provided in this Amendment No. 1 under Item 6 is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         At 12:00 midnight, New York City time, on Thursday, January 7, 1999, the Offer expired. Based on information provided by the Depositary, a total of approximately 12,049,673 Shares (or approximately 91.9% of the Shares outstanding) (including approximately 111,700 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares at the purchase price of $5.00 per Share in cash.

         Pursuant to the Merger Agreement, Purchaser will be merged into the Company in accordance with the Maryland General Corporation Law (the "MGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent and each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares owned by Parent or Purchaser and if Appraisal Rights are available because the Shares are no longer listed on Nasdaq on the Appraisal Date, Shares held by stockholders who have not voted in favor of or consented to the Merger and who have properly demanded appraisal of their Shares in accordance with the MGCL) shall be cancelled, extinguished and converted into the right to receive $5.00 per Share in cash, without interest, less any required withholding taxes.

         The consummation of the Offer was publicly announced in a press release issued by Parent on January 8, 1999, a copy of which is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

         The information provided in this Amendment No. 1 under Item 6 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

11(a)(9)   Press release issued by Parent on January 8, 1999.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       L-3 COMMUNICATIONS HOLDINGS, INC.


                                       By: /s/  CHRISTOPHER C. CAMBRIA
                                          -------------------------------------
                                           Name:  Christopher C. Cambria
                                           Title: Vice President and
                                                  General Counsel

                                       L-3 COMMUNICATIONS CORPORATION


                                       By: /s/  CHRISTOPHER C. CAMBRIA
                                          -------------------------------------
                                           Name:  Christopher C. Cambria
                                           Title: Vice President, General
                                                  Counsel and Secretary


                                       L-M ACQUISITION CORPORATION


                                       By: /s/ CHRISTOPHER C. CAMBRIA
                                          -------------------------------------
                                           Name:  Christopher C. Cambria
                                           Title: President and Secretary

Date:  January 11, 1999

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                                 EXHIBIT INDEX


Exhibit                                                                    Page
  No.                             Description                               No.
  ---                             -----------                               ---

11(a)(9)     Press release issued by Parent on January 8, 1999